Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

VIREO GROWTH

Q2 Earnings Script

August 11, 2026

SPEAKERS

John Mazarakis - Co-Executive Chairman of the Board, Chief Executive Officer

Tyson Macdonald - Chief Financial Officer

Operator:

Good morning, and welcome to Vireo Growth, Inc.'s Q 2 2026 Financial Results Call.

The company would like to remind everyone that today's conference call may contain forward-looking statements within the meaning of U.S. and Canadian securities laws. These statements are based on management's current expectations and involve risks and uncertainties that could differ materially from actual events and those described in such forward-looking statements. For more information on forward-looking statements, please refer to the forward-looking statement disclosure in the company's earnings release and public filings available on EDGAR and SEDAR+.

This call may also contain non-GAAP financial measures. Please see our earnings release for definitions of these measures and reconciliations to GAAP measures.

I'll now hand the call over to Chief Executive Officer, John Mazarakis.

John Mazarakis

[Open]

Thank you, operator, and good morning, everyone.

The second quarter was another important step forward for Vireo. We delivered strong financial performance while continuing to execute against, what we believe is, one of the most differentiated growth strategies in the cannabis industry.

Tyson will review our financial results in a moment, but first I’d like to discuss our progress, our expanding platform, and then spend a few minutes discussing the strategy that’s driving these investments.

[Transactions]

We closed several important transactions over the last few months including Eaze, Hawthorne, and the Bridgewell Agribusiness.

In addition, we announced several transformative transactions during the second quarter that should significantly expand our platform, including the acquisition of FLUENT to expand and deepen in Florida, C21 to broaden our Nevada presence with a strong operator and Planet 13 that further solidifies both Nevada and cements our presence in FL with a total of over 100 dispensaries.

In July, we also announced two significant strategic transactions that further strengthen our platform.

•	First, we entered into an Asset Purchase Agreement to acquire certain assets from The Cannabist Company, a transaction that is important to us on many fronts.
•	Then, at the end of July, we announced a four-deal transaction to enter Ohio, which will add the 15th state to our growing platform.

Together, these transactions meaningfully expand our scale, deepen our presence in key markets, and further position Vireo as one of the leading multi-state cannabis operators in the industry.

Let me spend a minute here on some of the larger transactions I just covered.

•	Bridgewell is part of our non-cannabis segment along with Hawthorn and is an important example of how we're thinking beyond the traditional cannabis operator model. It expands our ancillary agribusiness platform, strengthens our supply chain capabilities, and provides exposure to agricultural markets that extend beyond cannabis. We believe these businesses will become increasingly valuable as we continue building a broader platform.
•	FLUENT adds substantial scale and operating leverage in one of the country’s most important and largest limited license states, Florida.

•	The Cannabist Company solidifies our market leadership in Colorado, and also provides entry into three new states . . . Massachusetts, New Jersey, and Illinois. We are already working to bring these assets under management services agreements as we await the necessary state regulatory approvals to complete the transaction.
•	Planet 13 – is also a major transaction with its iconic superstore in Las Vegas plus a second Nevada location to add to our growing market leadership. This transaction provides an additional store in Illinois, and 33 stores in Florida which, combined with Eaze’s Green Dragon and the announced FLUENT acquisition, brings us to over 100 stores and the second largest retail footprint in the Florida market.
•	The Ohio transactions will establish Vireo in a new state with immediate scale and a vertically integrated platform, including eight dispensaries.

[Size Metrics]

Last quarter we discussed becoming the fourth largest cannabis company in the United States on a pro forma revenue basis. Since then, that position has only strengthened. Our proforma revenue this quarter exceeded one billion dollars on an annualized basis, and to be clear, that does not include future revenues associated with Fluent, The Cannabist, Planet 13, and Ohio, which have not closed yet.

Today, Vireo operates across ten states with approximately 170 dispensaries and holds a non-operational Pennsylvania dispensary license for up to 6 stores, alongside our growing ancillary agribusiness. Upon completion of our announced and pending transactions, we expect to operate approximately 270 dispensaries, across 15 states, which we believe would create one of the industry's broadest multi-state operating platforms and the largest operational retail footprint in the United States.

Building a platform of this scale over a relatively short period naturally raises questions about execution. We believe that's where Vireo has a distinct competitive advantage.

•	First, experience. Our executive team brings decades of experience integrating and operating complex businesses.
•	Second, talent. We've built a deep bench of operational talent to support our strategy.
•	And third, our operating model. Our decentralized operating model supports speed, flexibility, and local market knowledge.

We believe these capabilities position us to successfully integrate these businesses, optimize performance, and create a platform that is greater than the sum of its parts.

[Strategy]

I’d now like to share a high-level view of our strategy. We are not the loudest operator out there, and that is by design. We have been quietly amassing a platform that is becoming something different than a traditional cannabis operator. So, … what are we building?

We are building a diversified cannabis and agribusiness platform that combines disciplined consolidation, operational excellence, and thoughtful capital allocation.

We don't pursue acquisitions to plant a flag or simply to become larger. Every investment must strengthen an existing market, improve free cash flow, expand our supply chain capabilities or create strategic advantages that make the broader platform more valuable.

We’ve built this business through disciplined consolidation, and we've focused on acquiring strong operators and quality assets where we believe our operating platform and balance sheet can unlock additional value.

While many opportunities originate from companies facing capital constraints, we are not exclusively pursuing distressed situations. C21 is a good example. It is a well-run business with attractive assets, strong cash flow, and an excellent team that strengthens our leadership position in Nevada.

We also believe great operators should remain close to their markets.

Our model combines centralized capital allocation, financial discipline, and strategic direction with a decentralized operating leadership. We believe local teams make better decisions for local consumers while benefiting from the scale of a larger organization.

Looking ahead, our long-term objectives remain straightforward:

•	Generate non-volatile free cash flow through disciplined capital allocation and continued operational improvement.
•	Build $100 million-plus revenue businesses across each of our core states,
•	Deliver consistent same-store sales growth through optimization efforts, and
•	Continue building one of the industry's broadest integrated cannabis and agribusiness platforms.

As we continue through the end of the year, we will not be slowing down. However, we do expect that 2027 will bring a clearer financial picture of our strategic vision in action.

And on that note, I'll now hand over the call to Tyson.

Tyson Macdonald

Thank you, John, and thanks to everyone for joining us.

I'll run through a quick summary of key income statement line items and then review our balance sheet in more detail.

[GAAP / NG]

Second quarter GAAP revenue of $209.3 million increased 335% year-over-year on a reported basis.

On a segment basis, cannabis revenue was $175.8 million, up 265% year-over-year, and our non-cannabis segment — a new contributor following the Hawthorne and Bridgewell acquisitions that closed during the quarter — contributed $33.5 million.

Giving effect to the acquisitions of Vireo Health of Rocky Mountain, Eaze, Hawthorne, Bridgewell, and PharmaCann as if they were completed on April 1, 2026, second quarter pro forma revenue was $254.9 million, eclipsing a billion-dollar run rate. And, I will note, this run rate does not include FLUENT, C21, The Cannabist assets, Planet 13 or the Ohio transactions.

For our cannabis segment specifically, we show proforma year-over-year retail revenue growth of 7%. If we use this as a proxy for the same store sales metric, we can see our optimization at work with particularly strong performance in markets where integration of recent acquisitions is substantially complete.

For a complete review of our revenue performance by state and sales channel for the second quarter, please refer to the accompanying market sales tables in today's earnings release.

Excluding the impact of non-cash inventory valuation adjustments primarily related to the required GAAP fair value step up associated with our closed transactions, gross margin was 47.0 percent, a decline of 430 basis points compared to the prior-year quarter. The primary driver here is the addition of our non-cannabis segment, which carries a structurally lower margin profile than our core cannabis business. On a segment basis, cannabis adjusted gross margin was 53%, up 120 basis points year-over-year while our non-cannabis segment adjusted gross margin was 18%, reflecting the lower-margin, higher-volume nature of that business.

Second quarter net loss was $0.1 million compared to a net loss of $14.9 million, in the year-ago period.

Adjusted EBITDA was approximately $41.5 million, or 19.8% of sales, reflecting an improvement of approximately $28.2 million year-over-year. As a percentage of sales, Adjusted EBITDA margin declined 790 basis points compared to 27.7% in the second quarter of last year. This decline was driven by the addition of our non-cannabis segment, as well as recently acquired cannabis operations that carry historically lower EBITDA margins. On a segment basis, cannabis adjusted EBITDA margin was 22.4% for the quarter, compared to 27.7% in the year-ago period, and our non-cannabis adjusted EBITDA margin was 6.3%.

[BALANCE SHEET]

Moving to the balance sheet, we ended the quarter with cash and cash equivalents of $122.7 million and an additional $1 million of marketable liquid securities, providing Vireo with significant financial flexibility. Combined with improving industry fundamentals and our disciplined capital allocation strategy, we believe we're well positioned to continue executing on both organic growth initiatives and accretive acquisitions.

I will also mention here, in support of executing these growth initiatives and acquisitions, Vireo, through its non-cannabis segment, recently entered into a new asset-based lending credit facility with certain financial institutions and Bank of Montreal, providing a $65 million initial commitment, expandable to $85 million and further to $105 million through a $20 million accordion feature. This ABL, priced at an industry leading rate of Term SOFR plus 1.75%–2.00%, currently 5.37-5.62%, will provide us with additional liquidity and financial flexibility through a revolving credit facility to support working capital, capital expenditures, strategic M&A, and other general corporate purposes while diversifying our sources of capital.

Total current assets excluding income tax receivables were $374 million compared to current liabilities excluding uncertain tax liabilities and contingent consideration of $181.4 million.

During the second quarter, after our annual meeting, the Company consolidated its subordinated voting shares. As of June 30th, Vireo had a total of 54.4 million subordinate voting shares outstanding on a treasury method basis using a share price of $15.00. This was comprised of 45.8 million subordinate voting shares outstanding on an as converted basis, 2.1 million RSUs, 1.2 million shares issuable upon conversion of convertible debt, 3.5 million shares held in escrow, 1.2 million shares expected to be issued in connection with the satisfaction of earn-out liabilities, and 0.6 million in the money warrants and options adjusted for the treasury method.

[BDO]

Finally, at the end of June we appointed BDO as our independent registered public accounting firm. We view this as another important step in the continued evolution of Vireo as we build a larger, more diversified business with a strong foundation of financial discipline and corporate governance.

That concludes my prepared remarks. I'll now hand the call back to John for closing comments.

John Mazarakis

[Close]

Thank you, Tyson.

Before we open the call for Q&A, I'd like to leave you with one final thought . . .

Over the past 18th months we've demonstrated that we can successfully identify, acquire, integrate and optimize businesses while maintaining financial discipline. And we are starting to see the financial model take place. Each transaction that we've announced is intentional . . . selected to strengthen our platform. We believe the combination of leading market positions, disciplined capital allocation, and a differentiated cannabis and agribusiness strategy positions Vireo to create meaningful long-term shareholder value.

We're excited about the opportunities ahead and appreciate your continued support.

Thank you for joining us today.

Operator?

Additional Information and Where to Find It

On July 27, 2026, the Company and Planet 13 Holdings Inc., a Nevada corporation (“Planet 13”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 26, 2026, by and among Vireo, Planet 13 and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13 (the “Merger”), with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo.

In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13’s stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13’s equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13’s stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13’s stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13’s proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13’s website is not incorporated by reference into, nor does it form a part of, this communication or any other document that Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13’s stockholders in connection with the Merger. Information regarding Planet 13’s directors and executive officers is set forth under the captions “Proposal No. 1: Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation,” “Director Compensation,” “Executive Compensation Tables,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in the definitive proxy statement for Planet 13’s Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the “Annual Meeting Proxy Statement”). To the extent the holdings of Planet 13’s securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of Planet 13’s website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13’s stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Directors, Executive Officers and Corporate Governance” of Vireo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This communication contains “forward-looking information” or “forward-looking statements” within the meaning of applicable United States and Canadian securities legislation (referred to herein as “forward-looking information”). Forward-looking information contained in this communication may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo’s expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo’s and Planet 13’s control; Vireo’s and Planet 13’s ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo’s and Planet 13’s ability to meet the demand for flower in their various markets; Vireo’s ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo’s and Planet 13’s respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this communication are made as of the date of this communication. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.